Exhibit 4.5
DESCRIPTION OF EMBECTA CAPITAL STOCK
General
Embecta Corp.’s (“Embecta”) authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. We do not have any preferred stock issued and outstanding. Embecta’s Board of Directors may establish the rights and preferences of the preferred stock from time to time.
Common Stock
•Voting Rights. Each holder of Embecta common stock is entitled to one vote for each share on all matters to be voted upon by the holders of Embecta common stock, and there are no cumulative voting rights.
•Dividend Rights. Subject to any preferential rights of any outstanding preferred stock, holders of Embecta common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose.
•Right to Receive liquidation distributions. If there is a liquidation, dissolution or winding up of Embecta, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.
•No preemptive or similar rights. Holders of Embecta common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Embecta common stock. All outstanding shares of Embecta common stock are fully paid and non-assessable.  The rights, preferences and privileges of the holders of Embecta common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Embecta may designate and issue in the future.
Anti-Takeover Effects of Governance Provisions
Certain provisions of Delaware law and Embecta’s amended and restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or change in control of Embecta that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of Embecta’s Board of Directors and in the policies formulated by Embecta’s Board of Directors and could discourage certain types of transactions that may involve an actual or threatened change of control.
•Classified Board. Embecta’s amended and restated certificate of incorporation provides that, until the annual stockholder meeting in 2026, Embecta’s Board of Directors will be divided into three classes, with each class consisting, as nearly as reasonably possible, of one-third of the total number of directors. The first term of office for the Class I directors will expire at the 2023 annual meeting of stockholders. The first term of office for the Class II directors will expire at the 2024 annual meeting of stockholders. The first term of office for the Class III directors will expire at the 2025 annual meeting of stockholders. At the 2023 annual meeting of stockholders, the Class I directors will be elected for a term of office to expire at the 2026 annual meeting of stockholders. At the 2024 annual meeting of stockholders, the Class II directors will be elected for a term of office to expire at the 2026 annual meeting of stockholders. At the 2025 annual meeting of stockholders, the Class III directors will be elected for a term of office to expire at the 2026 annual meeting of stockholders. Commencing with the 2026 annual meeting of stockholders, all directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and Embecta’s Board of Directors will thereafter no longer be divided into classes. Before Embecta’s Board of Directors is declassified, it would take at least two annual stockholders meetings to occur for any individual or group to gain control of Embecta’s Board of Directors. Accordingly, while the Board of Directors is divided into classes, these provisions could discourage a third-party from initiating a proxy contest, making a tender offer or otherwise attempting to control Embecta.
•Removal and Vacancies. Embecta’s amended and restated certificate of incorporation and bylaws provide that (i) until the 2026 annual meeting of stockholders (or such other time as the Board of Directors is no longer classified under the Delaware General Corporation Law (the “DGCL”), Embecta stockholders may remove directors only for cause and (ii) from and including the 2026 annual meeting of stockholders (or such other time as the Board of Directors is no longer classified under the DGCL), Embecta stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of the voting power of Embecta stock outstanding and entitled to vote on such removal.

Vacancies occurring on the Board of Directors, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, shall be filled solely by a majority of the remaining members of Embecta’s Board of Directors or by a sole remaining director.
•Size of the Board. Embecta’s amended and restated certificate of incorporation and bylaws provide that Embecta’s Board of Directors has the sole authority to fix the number of directors on the Board.
•Blank Check Preferred Stock. Embecta’s amended and restated certificate of incorporation authorizes Embecta’s Board of Directors to designate and issue, without any further vote or action by the Embecta stockholders, shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
•No Stockholder Action by Written Consent. Embecta’s amended and restated certificate of incorporation and bylaws expressly exclude the right of Embecta stockholders to act by written consent. Stockholder action must therefore take place at an annual meeting or at a special meeting of Embecta stockholders.
•No Stockholder Ability to Call Special Meetings of Stockholders. Embecta’s amended and restated certificate of incorporation and bylaws provide a special meeting of Embecta stockholders can only be called by the Chairman of the Board or a majority of the directors Embecta’s Board of Directors. Embecta stockholders are not be able to call a special meeting of stockholders.
•Requirements for Advance Notification of Stockholder Nominations and Proposals. Embecta’s amended and restated bylaws require stockholders seeking to nominate persons for election as directors at an annual or special meeting of stockholders, or to bring other business before an annual or special meeting (other than a proposal submitted under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to provide timely notice in writing. A stockholder’s notice to Embecta’s Corporate Secretary must be in proper written form and must set forth certain information, as required under Embecta’s amended and restated bylaws, related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to the Board of Directors.
•Amendments to Bylaws. Embecta’s amended and restated certificate of incorporation and bylaws provide that Embecta’s Board of Directors have the authority to amend and repeal the Embecta amended and restated bylaws without a stockholder vote.
•Exclusive Forum. Embecta’s amended and restated certificate of incorporation provides that, unless Embecta (through approval of the Board of Directors) consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Embecta, (2) any action or proceeding asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of Embecta to Embecta or Embecta’s stockholders, including any claim alleging aiding and abetting of such a breach of fiduciary duty, (3) any action or proceeding asserting a claim against Embecta or any current or former director or officer or other employee of Embecta arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or Embecta’s amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended from time to time), (4) any action or proceeding asserting a claim related to or involving Embecta or any current or former director or officer or other employee of Embecta governed by the internal affairs doctrine, or (5) any action or proceeding as to which the DGCL (as it may be amended from time to time) confers jurisdiction on the Court of Chancery of the State of Delaware. If and only if the Court of Chancery of the State of Delaware dismisses any such action or proceeding for lack of subject matter jurisdiction, such action or proceeding may be brought in another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). These exclusive forum provisions apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions will not apply to actions asserting only federal law claims under the Securities Act of 1933, as amended, or the Exchange Act, regardless of whether the state courts in the State of Delaware have jurisdiction over those claims.
•Business Combinations with Interested Stockholder. Embecta is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the time that such person or entity becomes an interested stockholder.
Limitation on Liability of Directors and Indemnification of Directors and Officers
Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting, with exceptions, the monetary liability of a director to the corporation or its shareholders for breach of the director’s fiduciary duties. Embecta’s amended and restated certificate of incorporation includes provisions that eliminate the liability of directors to Embecta or its shareholders for monetary damages for a breach of fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law, such a provision may not eliminate or limit a director’s monetary liability for: (i) breaches of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; (iii) the payment of unlawful dividends or stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.
Embecta’s amended and restated bylaws generally provide indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL.
Listing
Embecta’s common stock is listed on The Nasdaq Global Select Market, under the ticker symbol “EMBC.”
Transfer Agent and Registrar
The transfer agent and registrar for Embecta common stock is Computershare Trust Company, N.A.